Filed by Vital Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Vital Energy, Inc.

Commission File No.: 001-35380

The following email message was sent by Kim Harding, Vice President, Human Resources of Vital Energy, Inc. (“Vital”), to Vital employees on September 11, 2025. The FAQs document referenced in the email is also included below.

Frequently Asked Questions

for Vital Energy Employees Relating to

the Crescent Energy and Vital Energy Transaction

September 11, 2025

The information provided below is general in nature and does not attempt to cover all aspects of employment and benefit matters related to the transaction. Other questions will be addressed in additional FAQs in the coming weeks.

These FAQs do not create a binding agreement with employees. The terms and conditions of all applicable compensation or benefit plan documents, agreements, policies, and programs will control, subject to applicable law.

1. What is changing now?

•

At this time, you remain a Vital Energy (“Vital”) employee. You will continue to perform your duties with the direction and support of your Vital manager. Day-to-day responsibilities, reporting lines, and workflows will continue as usual, guided by existing leadership and practices.

•

Joint Crescent/Vital integration teams will be in place starting approximately September 10, 2025. These teams will work to evaluate and make integration recommendations on aspects of the business during the integration period.

•	We will communicate integration-related decisions throughout this process.

•	The goal at the end of this integration period is for employees to have a clear view of the longer-term business model and their role in it.

2. What will change once the transaction closes?

•

Following the closing of the transaction (“Closing”), which we anticipate will occur before the end of 2025 (subject to receipt of all required approvals and satisfaction or waiver of other closing conditions), Crescent Energy (“Crescent”) will operate Vital’s assets on a largely unchanged basis in field operations for some period thereafter, while collaborating to capitalize on commercial, market, and expertise opportunities.

3. When will I know if I am going to receive an offer of continued employment from Crescent?

•

Crescent anticipates that, by the end of October 2025, each employee will be notified whether the employee will receive an offer of continued employment with Crescent, which will be contingent on the transaction closing.

•	Employees who receive an offer of continued employment will have time, consistent with business needs, to consider whether or not to accept the offer.

4. How will decisions be made regarding which positions Crescent eliminates?

•

We expect most field operations employees to be needed to run the combined entity. Crescent also has needs for many other roles throughout the organization and will ask Vital employees who are interested to apply for open positions.

•

Employees who are not offered continued employment with Crescent will be eligible to receive severance benefits upon termination of their employment following the closing of the transaction, which will be subject to satisfying the applicable release requirements and may be contingent upon completing a transition period (as discussed in Q/A-12 below).

5. Will Vital’s Tulsa office close, and if so, when?

•	Crescent does not have a definitive timeline for when roles will transition to Houston on a permanent basis, but Crescent does not plan to maintain a Tulsa office long-term.

•

There are still many months of integration work ahead to determine how the Permian assets will fit into Crescent’s overall organizational structure. Crescent expects to provide a more detailed timeline later this year after gathering information through the collaborative integration team process, and is working on a formal process to collect applications of interest for roles in the Houston office.

6. Who will I report to if I remain with Crescent?

•

The majority of field operations employees will continue to hold the same or similar positions with the same or similar responsibilities and manager. We will communicate any changes for office-based employees as the joint integration team evaluates the organizational structure.

7. Will Vital pay the 2025 annual bonus? If so, when?

•	All bonus-eligible employees will remain eligible for a 2025 annual cash incentive bonus.

•

If the transaction closes in 2025, then employees will receive a bonus based upon the greater of target performance or actual performance through the Closing, which will be paid by Crescent no later than March 15, 2026 (unless the bonus has already been paid to you by Vital), generally subject to your continued employment through the payment date unless you have a qualifying termination of employment before the payment date, in which case you will still be eligible to receive your bonus for 2025 provided that you satisfy the applicable release requirements.

•	If the transaction does not close in 2025, bonuses for the 2025 year are expected to be paid in the normal course.

8. Will Crescent offer a 2026 annual bonus?

•

Crescent does include a discretionary annual bonus (“Annual Bonus”) as part of the Crescent pay and benefits (the “Total Rewards”) package. The payout of the Annual Bonus each year will be based on numerous factors including individual and company metrics as determined by management in its sole discretion.

•	Details about your Annual Bonus will be communicated to you in the Total Rewards letter you will receive from Crescent in connection with Closing.

9. Will Crescent offer stock grants (long-term incentives) in 2026?

•	Crescent does offer long-term incentives for some roles as part of the Total Rewards package. Eligibility for the Crescent equity program is based on employee classification level.

•	If eligible, details about your long-term incentive compensation will be communicated to you in the Total Rewards letter you will receive from Crescent in connection with Closing.

10. Are there any new policies going into effect with the transaction?

•

Yes, following the Closing, all employees who remain employed during a transition period or as a full-time employee with Crescent will be subject to Crescent’s Code of Conduct, Employee Handbook, and other policies and procedures. While similar to the Vital policies, the Code of Conduct and Employee Handbook include Crescent’s expectations regarding Ethics, Conflicts of Interest, Directorships, Gifts and Entertainment, Antitrust/Anti-Corruption, Alcohol & Drug Use, Equal Employment Opportunity and Harassment in the Workplace.

•	Additional orientation and training materials on these policies and procedures will be made available as part of onboarding.

11. What is the purpose of the severance plan and how does it work?

•

In connection with the transaction, Vital will adopt a new change in control severance plan (the “Severance Plan”). The Severance Plan is intended to provide severance benefits (as discussed in Q/A-13 below) to full-time employees whose employment is terminated by the company without “cause” or by the employee for “good reason” (which generally includes a material decrease in salary or a geographical relocation of the employee’s principal business location of more than 50 miles) within one year following the Closing, all as will be set forth in (and subject to the terms of) the Severance Plan.

12. If my employment ends, will I be eligible for severance benefits? If I am working for a transition period and I find another job and want to resign to accept my job, will I receive payment of the severance benefits?

•

Upon the Closing of the transaction, the majority of field operations employees will continue to hold the same or a similar position and responsibilities. These employees will receive a comparable offer of employment and will not be eligible for severance benefits upon Closing.

•

While employment of employees in certain positions will be terminated at or around the Closing of the transaction, certain other employees will remain for defined transition periods to help ensure a smooth handover of responsibilities (as applicable, a “Transition Period”).

•	Employees whose employment is terminated at or around Closing will be eligible for severance, subject to satisfying the applicable release requirements.

•

Employees serving in a transition role will be eligible for severance if they remain employed and successfully complete the applicable Transition Period (and do not resign prior to the end of the Transition Period, other than for “good reason”), subject to satisfying the applicable release requirements.

•

Employees who will remain for a Transition Period will be notified individually and provided with details on the expected duration of their continued role. Crescent expects most transition assignments to be completed by June 30, 2026. Any changes to this timeline will be communicated closer to the finalization of the people selection process.

•	We are committed to supporting all employees through this process, including providing resources, guidance, and information on benefits and transition assistance.

13. What are the severance benefits?

•	The severance benefits will generally be calculated using your base pay rate, your employment tenure, and your monthly group health plan premiums, if applicable.

•

If your employment is terminated without “cause” or you resign for “good reason” within the 12-month period following the Closing and you satisfy the applicable release requirements, then you will receive:

a.	a lump sum severance payment consisting of:

i.

two weeks of base pay for each year of service, plus one week of base pay for each $10,000 of your annual base pay (subject to a minimum of 26 weeks of base pay and a maximum of 52 weeks of base pay); plus

ii.	a payment intended to cover the approximate cost of six months of your monthly COBRA premiums for group health plan coverage (medical, pharmacy, dental, vision), if applicable;

b.	if the Vital 2025 annual bonus has not been paid, you will also receive your 2025 annual bonus payment no later than March 15, 2026; and

c.	if the termination date occurs after the end of 2025, a lump-sum payment equal to a prorated amount of the target annual bonus for the year of termination.

14. What is COBRA and what is the COBRA monthly premium?

•

COBRA allows employees to temporarily continue their employer-sponsored group health plan coverage after termination of employment. COBRA coverage offers the same level of coverage and benefits as what you had in place prior to your termination date.

•

The COBRA monthly premium is the full cost of coverage under the company’s group health plan, (employer and employee share). This amount is higher than the portion you paid as an active employee. The exact COBRA monthly premium amount will be determined and communicated to you in connection with any termination of your employment. The company’s group health plan includes medical, pharmacy, dental, and vision.

•

However, if you have a qualifying termination of employment under the Severance Plan and satisfy the requirements to receive severance benefits under the Severance Plan, then you will receive a lump sum payment from the company in an amount designed to help you pay your COBRA premiums for six months following termination of employment.

15. What happens to my pay and benefits?

•

For at least the first 12 months following the Closing, you can expect that the sum of your base salary or hourly wage and short-term target cash incentive opportunities will be no less, in total, than what you received prior to the Closing.

•

Employees who receive an offer of continued employment from Crescent in a permanent position will receive a Total Rewards letter outlining their pay and benefits, including information about Crescent’s paid time off benefits.

•

Your pay and benefits, including vacation, will be the same as or similar to (a) your pay and benefits immediately prior to the Closing or (b) the pay and benefits of similarly situated employees of Crescent.

16. How are years of service calculated for severance benefits?

•

Your year(s) of service are your completed years of continuous service commencing upon your date of employment with Vital and ending on the date of termination. Vital may take into consideration your service with a predecessor of Vital when calculating your years of service.

17. If I am eligible for severance benefits, will I be required to sign anything?

•

Yes, in order to receive severance benefits you will be required to sign a general release of claims within the time period specified in the general release of claims. You will receive the general release of claims from Crescent on or around your termination date.

18. If I am eligible for severance benefits, how long will it be until I receive the severance benefits?

•

Severance benefits will generally be paid in a single lump sum, subject to applicable taxes and withholdings, after the general release of claims is signed, returned and becomes effective (if applicable). The 2025 annual bonus, to the extent not already paid, will be paid no later than March 15, 2026.

19. Can I volunteer to be terminated and receive severance benefits?

•	No.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Vital and Crescent. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Transaction, Crescent will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement of Crescent and Vital and a prospectus of Crescent. The Transaction will be submitted to Crescent’s and Vital’s stockholders for their consideration. Crescent and Vital may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Crescent and Vital. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Crescent or Vital may file with the SEC or send to stockholders of Crescent or Vital in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CRESCENT AND VITAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Crescent or Vital through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Vital will be made available free of charge on Vital’s website at vitalenergy.com, under the “Investors—Financial Information” tab, or by directing a request to Investor Relations, Vital Energy, Inc., 521 East 2nd Street, Suite 1000, Tulsa, OK 74120, Tel. No. (918) 513-4570. Copies of documents filed with the SEC by Crescent will be made available free of charge on Crescent’s website at crescentenergyco.com under the “Investors—SEC Filings” tab or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 72000, Houston, TX 77002, Tel. No. (713) 332-7001.

Participants in the Solicitation

Crescent and Vital and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Vital’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal One – Election of Three Class III Directors at the 2025 Annual Meeting”, “Proposal Three – Advisory Vote Approving the Compensation of Our Named Executive Officers”, “Stock Ownership Information”, and “Related Party Transactions”, which was filed with the SEC on April 10, 2025 and available at https://www.sec.gov/Archives/edgar/data/1528129/000152812925000071/vtle-20250409.htm and (ii) to the extent holdings of Vital’s securities by the directors or executive officers have changed since the amounts set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001528129. You can obtain a free copy of these documents at the SEC’s website at http://www.sec.gov or by accessing Vital’s website at vitalenergy.com.

Information regarding Crescent’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, including under Part III, Item 10. Directors, Executive Officers and Corporate Governance, Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, and Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence, which was filed with the SEC on February 26, 2025, and available at https://www.sec.gov/Archives/edgar/data/1866175/000186617525000024/crgy-20241231.htm and (ii) to the extent holdings of Crescent’s securities by its directors or executive officers have changed since the amounts set forth in Crescent’s Annual Report on Form 10-K for the year ended December 31, 2024, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001866175. You can obtain a free copy of these documents at the SEC’s website at www.sec.gov or by accessing Crescent’s website at crescentenergyco.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Crescent or Vital expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Crescent may not approve the issuance of new shares of Class A common stock in the Transaction or that stockholders of Vital may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Crescent’s Class A common stock or Vital’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Crescent and Vital to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Crescent’s or Vital’s control, including those detailed in Crescent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at crescentenergyco.com and on the SEC’s website at http://www.sec.gov, and those detailed in Vital’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Vital’s website at vitalenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Crescent or Vital believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Crescent and Vital undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.